S1 Biopharma, Inc.

7 World Trade Center

250 Greenwich St.

46th Floor

New York City, NY 10007

(201) 839-0941

June 25, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	S1 Biopharma, Inc.
Request to Withdraw Registration Statement on Form S-1 File No. 333-199111

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), S1 Biopharma, Inc. (the “Company”) hereby requests that, effective as of the date hereof or at the earliest practicable date hereafter, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-199111), together with all amendments and exhibits thereto (collectively, the “Form S-1”).  The Form S-1 originally was submitted confidentially to the Commission on July 25, 2014 and initially was filed on October 1, 2014.

The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering of the securities covered by the Form S-1 at this time.  The Company confirms that the form S-1 has not been declared effective, no securities have been or will be issued or sold pursuant to the Form S-1 or the prospectus contained therein.

The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Form S-1 be credited for future use.

In addition, the Company requests that the Commission consent to the withdrawal of the Company’s Registration Statement on Form 8-A (File No. 001-36736), together with all amendments and exhibits thereto (collectively, the “Form 8-A”), originally filed with the Commission on November 10, 2014, effective as of the date hereof or at the earliest practicable date hereafter.

The Company may undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Securities Act.

Please send copies of the written order granting withdrawal of the Form S-1 and Form 8-A to the undersigned at S1 Biopharma, Inc., 7 World Trade Center, 250 Greenwich St., 46th Floor, New York City, NY 10007, facsimile number (201) 839-0942, with a copy to Company’s counsel, Duane Morris LLP, 200 South Biscayne Boulevard, Suite 3400, Miami, FL 33131, facsimile number (305) 397-1882, attention Leslie J. Croland and Richard L. Cohen.

If you have any questions or require any further information, please contact Leslie J. Croland at (561) 962-2139 or Richard Cohen at (215) 979-1233.

Respectfully submitted,

S1 Biopharma, Inc.

/s/ Nicolas G. Sitchon
Name: Nicolas G. Sitchon
Title: President and Chief Financial Officer

cc:           John F. Kaufmann, S1 Biopharma, Inc.

Leslie J. Croland, Esq., Duane Morris LLP

Richard L. Cohen, Esq., Duane Morris LLP

Michael A. Hedge, Esq., K&L Gates LLP